THREE EAST MAIN OWNERS LLC

(a New York limited liability company)

Form C

Disclosures in Reg CF Offering

August 1, 2025

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

Side by Side Offerings

The Company and its affiliate is engaged in two simultaneous offerings of its securities:

- An offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF Offering"; and
- A second offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF Community Round".

The Reg CF Offering is listed by Three East Main Owners LLC, while the Reg CF Community Round is listed by an affiliate, Art's Cafe Community Owners, LLC, but we are using the money from the two offerings for overlapping purposes with respect to the property located at 3 East Main Street, in Springville, New York. Both offerings further the expansion of the Art's Café into 3 East Main Street, a vacant building next door to the existing café. Three East Main Property, LLC is the owner of the property, which may receive equity investment from Three East Main Owners, LLC and, potentially, a loan from Art's Cafe Community Owners to assist in the rehabilitation of the property. The four primary differences between the offerings are as follows.

1. The minimum investment amount in the Reg CF offering is $5,000 while the minimum investment amount in the Reg CF Community Round is $250;
2. The maximum goal of the Reg CF offering is $375,000 while the maximum goal of the Reg CF Community Round is $250,000;
3. The security offered in each offering is an equity interest of Art's Cafe Community Owners, LLC and Three East Main Owners, LLC, respectively, but such equity ownership interests are entitled to different distributions of cash flow and capital proceeds (from each different entity), and allocations of profits, losses, and tax credits, as applicable. The investors in Three East Main Owners, LLC will likely receive allocations of New York State and Federal historic tax credits (sometimes referred to as "Historic Tax Credits" or "Rehabilitation Credits" in this document), while investors in Art's Cafe Community Owners, LLC will not; and
4. Voting rights

When we refer to "the offering" in this Form C we mean the Reg CF Offering, unless indicated otherwise.

§227.201(a) – Basic Information About the Company

Name of Company	Three East Main Owners LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	New York
Date Company Was Formed (from the Company's Certificate of Incorporation)	November 4, 2024
Kind of Entity (Use One)	Limited liability company
Street Address	5 East Main St Springville, New York 14141
Website Address	https://artscafespringville.com/3em/

	November 4, 2024 - June 27, 2025
Total Assets	0
Cash & Equivalents	0
Account Receivable	0
Short-Term Debt	0
Long-Term Debt	0
Revenues/Sales	0
Cost of Goods Sold	0
Taxes Paid	0
Net Income	0

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

Company Instructions

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A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions
This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.
- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Seth Wochensky	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Seth Wochensky has managed multiple renovation projects in the last three years. He is the President of Art's Cafe, and in that role manages investor relations, a tax credit program and provides guidance.	
Principal Occupation During Last Three Years	Executive Director of Springville Center for the Arts	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions
This question asks for the name of each person who owns 20% or more of the voting power of the Company.
This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.
- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.

- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Seth Wochensky

§227.201(d) – The Company's Business and Business Plan

Highlights

- **Save a building.** Get tax credit.
- **Historic building.** Three floors, steeped in history
- **Eliminate blight.** Expansion to adjacent vacant building
- **Community-owned.** Locally managed
- **Social hub.** Artisan bakery, café, arts workshop, performance venue
- **Walkable.** On main street
- **Mixed use.** Cafe + residences
- **Sustainable.** Green roof, open to everyone

About the Change

SMALL CHANGE INDEX™



PEOPLE		PROJECT		PLACE	
Minority-owned		Affordable housing	✓	In an urban metro area	
Community-owned	✓	Renovation	✓	Close to a business district	✓
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	
Diverse construction team	✓	Reduced parking	✓	Walkable	✓
Community benefits agreement	✓	Minimal site impact	✓	Access to public transit	
Community equity participation	✓	LEED-rated		Close to park or public space	✓
Community ownership model	✓	Alternative energy sources	✓	Fresh food easily accessible	✓





Overview

A collapsed building, rescued by a group of passionate citizens—this is the home of Art's Café. Three floors, steeped in history, feature an artisan bakery and café with a connected arts workshop,

performance venue, fully accessible green roof, and residences right in the heart of Springville, New York's historic Main Street. Now, after five years of growth, the café is ready to expand.[1]

Adjoining the cafe, 3 East Main is one of the most visible structures in Springville, but its vacancy has been a sad reminder of economic decline on Main Street. The building has sat vacant for years with a leaking roof, leaking pipes and accompanying interior destruction. With thousands of visitors to the cafe and a constant buzz of workshops, performances, language groups and other activity, the contrast between Three East Main and Art's Cafe is stark.

In order to rescue this key property and expand the kind of downtown revitalization initiated by Art's Café, a group of café community-owners pooled their resources and partnered with Springville Center for the Arts to purchase the building, laying the foundation for another chapter of community impact. The project plans to house an art & artisan food market; expand the café's current food production capacity; add green initiatives such as additional green roof, solar panels and geothermal heating; and create artist housing on the second floor.

Three East Main Owners LLC (the "Company") plans to invest in the project and is offering shares which are expected to result in the allocation of tax credits to investors. For many individuals, these credits are a way to designate where and how they spend their tax dollars, keeping the impact local. However, it is important to review the risks with a tax advisor, because some individuals may be unable to use the credits, or unable to use a sufficient amount of the credits. There is no guarantee that the credits will be successfully allocated to you, or that if they are, you will be able to use them. With a small projected return, investing in Three East Main Owners LLC is a great way to be a part of Main Street revitalization.

- By investing in Three East Main, you can keep your tax dollars local. -

History of Art's Cafe

Located at 5 East Main Street in the center of downtown Springville, the café is an Italianate brick building built in 1880. For over a century, 5 East Main served as the home to many thriving businesses.[2] Sadly, after 20 years of neglect, the roof collapsed into the basement, threatening neighboring buildings and passersby. Back taxes, liens, and debris began piling up.

From the beginning, the Art's Cafe project was propelled by community support with Springville residents rallying through an online campaign. Several major State grants were awarded in the areas of historic preservation and community redevelopment. Despite major setbacks along the way, including asbestos discovery, a collapsing rear wall and unstable soils, the interior was cleaned out and Iron Workers Local 6 apprentices erected a steel structure within the old walls. Labor and love were given by carpenters, masons, architects and neighbors. One of the area's first green roofs was installed by a crew of thirty trained volunteers. Through sweat and sacrifice, the structure was rebuilt, floor by floor.

In 2018, Art's Cafe Community Owners, LLC was organized to facilitate community re-investment and ownership in the project. A community-oriented financing approach combined co-op -like ownership

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[1] https://maps.app.goo.gl/5MQMQJmeeUN5tY288
[2] Archives of the Springville Journal provided by the Concord Historical Society 1880-1980, 23 N Buffalo Street

shares with historic tax credit allocations. Major construction was completed in December of 2019 with the intent to open in the Spring of 2020.

COVID drastically changed those plans. The bakery opened for retail only that fall. Over the course of 2021-22, the front seating was opened and gradually menu items were added. The cafe has since grown to over half a million in annual sales including 20,000 cookies, 10,000 loaves of bread and engaging an average of 200 people each open day on what was very recently a dead corner.

This growth has occurred in a very compact space and the proposed expansion both addresses challenges to the current layout that will make operations more efficient, but also ways to continue the Cafe's growth trajectory and impact the community.

Despite the success of the Art's Cafe project next door (at 5 East Main Street), there is no guarantee that the neighboring project at 3 East Main Street will be successful (despite the largely same management team). Past success does not guarantee future results.

Expansion Project Plans

The expansion project includes five main priorities:

> **Expanded Kitchen.** Expand the Cafe's kitchen to enhance food production capacity, focusing on greater volume, variety and financial strength.

> **Commissary Kitchen**. Establish a commissary kitchen that can be utilized by local food producers to foster local entrepreneurship and collaboration.

> **Art + Artisan Food Market.** Create a dedicated space for local artists and food artisans to sell their work, focusing on visibility and engagement with the public.

> **Residential Housing.** Develop two residential units on the upper floor to provide affordable housing for Springville residents, particularly artists.

> **Green Initiatives**. Expand the Art's Cafe's green roof to Three East Main Street, install solar panels, install geothermal heating and cooling to maintain cost efficient heating and cooling.

Expanded Kitchen

The Cafe's current kitchen is less than 300 square feet including the bakery, dishwashing area, and storage. The preparation of meals occurs within a space smaller than most bedrooms.

The Cafe is currently open only four days a week. It is not commercially viable to expand these hours or the menu without additional kitchen space. As is, staff can't make your sandwich and prepare soup in the same space at the same time.

An expanded kitchen opens up possibilities for higher volume sales by enabling wholesale with other businesses, plus markets and events.

While the mission of the enterprise isn't to increase the number of loaves sold, each sale helps to ensure the ability of our patrons to be in the cafe space experiencing art on the walls, seeing a concert and building community on Main Street. Expanded sales through markets and offsite events are also a strategic marketing approach - they spread the word about Art's Cafe.

Commissary Kitchen

While an expanded kitchen can open up possibilities, the Cafe doesn't need access 24/7. With an efficient layout, the kitchen can be a tool to support additional businesses and build more entrepreneurship on Main Street.

With direct access from the outside, the new prep kitchen will be available for rent to a slate of independent food entrepreneurs. Access to a commercial kitchen is often an impediment to the growth of many small producers. This may be a jam maker, chocolatier, or a food truck operator that could host pop-ups within the cafe.

At present, the entire Art's Cafe bakery operation relies on a freezer smaller than a typical closet. With a large cook line, a range of equipment and things like a larger walk-in freezer, we plan to meet the needs of the cafe and pave the way for dynamic new partnerships.

Art & Artisan Market

Each year Springville Center for the Arts hosts a small art sale for the holidays. With the opening of the cafe, this sale moved into a few shelves within the seating area of Art's Cafe. The response was immediate. While limited in size due to the need for seating, this sale jumped from a few thousand dollars to over $10,000. Many items sold within days. This success opens a little window, showing how to create a thriving retail space connected to the cafe.

The Cafe's clientele demonstrated an interest in the handmade art products, but we believe that there are additional untapped retail opportunities. For example, with limited counter space, the Cafe does not display food items it occasionally sells to customers. These specialty items such as flours or higher end staples can be requested but there is no marketing and no capacity to offer grab-and-go items such as soups or pre-made sandwiches.

Retail is the dream for so many businesses, but the cost of space can be high and retail itself is a rapidly evolving concept. Despite the online world, we believe there is a growing niche market for art and artisan food and that pairing the existing cafe foot traffic with a retail environment may benefit both the cafe and local artists and entrepreneurs.

With the development of the commissary kitchen, we hope that there will be a natural connection to offer products from those businesses. We plan to partner with many local food producers, whether or not they use the Commissary Kitchen, and may include things like a growler filling station, a rack of pies, or a deli case of prepared foods with a rotating daily feature/chef/business to expand our offerings.

Residential Housing

Although we expect a first-floor marketplace to be a great benefit to the artists and producers involved, it is not likely to be highly profitable for the Cafe. Utilizing the second floor as residences helps to enable a more mission-based use on the first floor. Based on local anecdotes, well-designed, updated housing is desirable in Springville, especially with elevator access to the second floor. The addition of second floor living, identified as a critical component of a thriving Main Street environment, could help to support the first-floor businesses. We plan to provide tenant access to the amenities of the building including the common entry and library, laundry, and green roof, all towards making a desirable living space.

Green Initiatives

With the planned installation of a low-maintenance, extensive green roof, the project building should benefit from reduced cooling needs. Combining this green roof with solar panels is expected to increase the efficiency of the panels. With the cafe's all electric kitchen, every kilowatt generated from the solar panels should remain on site, further reducing costs. Additionally, the investment in geothermal heating and cooling should keep operating costs and impact to the environment to a minimum and pave the way for future conversion of the existing cafe HVAC gas and electric units.

Expanded Social Spaces

A seating area is planned adjacent to the existing green roof. On the first floor, we plan to expand the library, home to language classes and many morning quiet get-aways, into the neighboring building. This will offer additional seating, important during times when the main eating areas are closed for events, such as during a ticketed concert. The back door will open to an outdoor seating space.

A Family of Mission-Driven Businesses

The growth of Art's Café is supported by a cooperative model. The comprehensive redevelopment of Three East Main Street, and the creation of spaces which have spin off economic impact on Main Street require alternative approaches to financing. The return on investment timeline is longer than practical for traditional financing. To accomplish our goals, we have created a family of mission-driven businesses that are working together to build a community-centered downtown Springville environment.

Three East Main Owners LLC (the "Company") is a new company that plans to raise funds and invest in the real estate at 3 East Main Street with the goal of receiving Historic Tax Credits. Those Historic Tax Credits flow proportionally to investors.

Art's Cafe Community Owners, LLC ("ACCO") was formed in 2018 to facilitate re-investment in 5 East Main Street and the development of Art's Café. The entity currently has 225 members and has invested over $600,000 in downtown Springville to date.

SCA X, Inc. is a for-profit business corporation, wholly owned and managed by the nonprofit multi-arts center, Springville Center for the Arts, Inc. and overseen by a three-person Board of Directors appointed by the Center. Current Directors are Mark Stevens, Kasey Gaines and Mary Carol Dearing. Seth Wochensky is the President with executive authority. As a taxable entity, SCA X, Inc. is set up to protect and separate the charitable organization as well as allow for a business structure that allows Three East Main Property, LLC to be eligible to claim Historic Tax Credits.

Three East Main Property, LLC ("3EMP") owns the real estate at 3 East Main Street and plans to implement renovations in compliance with historic rehabilitation standards to earn Historic Tax Credits. The Company will be the Managing Member of 3EMP and expects to be allocated up to 99% of all profits, losses, and tax credits and a corresponding percentage of cash flow, if any. SCA X, Inc. will be another member of 3EMP and will receive 1% of all profits, credit and dividends.

Tax Credits, in this case, are expected to be allocated to the members of 3EMP in accordance with their membership interest, in the case of the New York State tax credit, all in the year of placement in service, with a refund for any tax credits in excess of New York State Tax liability, and in the case of the federal historic tax credit, ratably (i.e. 20% of the total each year) over a five year compliance period, and intended to be allocated in a manner that complies with an IRS Revenue Procedure related to this type of transaction. Pursuant to the Amended and Restated Operating Agreement of 3EMP the ownership interests will "flip" after the end of the fifth year following Placement in Service so that 3EMO will then receive no less than 5% of profits and losses, subject to a "put" option to require SCA X, Inc. or its designee to repurchase the Company's shares.

At the end of 2024, the project building was purchased by 3EMP. Funding was received through a loan from SCA X, Inc. for $175,000. This was planned as a one-year loan, ultimately to be replaced by traditional financing at the conclusion of construction. The balance of funding was provided by a loan from Art's Cafe Community Owners, LLC whose members contributed the proceeds from the sale of a bond.

Three East Main Property, LLC (3EMP) will lease the property to Art's Cafe Management, LLC.

Art's Café Management, LLC

Art's Café Management, LLC (ACM) plans to lease the completed project property and manage the entire facility including apartment rentals, rental of retail spaces and commissary kitchen operations.

ACM operates Art's Cafe, a counter-service food establishment that serves locally sourced products. There are four pillars to the food service operation: Soup, Sandwich, Bread and Beverage. Offerings include scratch-made soups; site-made and naturally fermented bread products such as bagels, sourdough breads and croissants; specialty sandwiches on our breads; coffee and tea drinks; beer and wine in the evening hours.

ACM is a three-way partnership between a group of worker-owners, community-investors through Art's Cafe Community Owners, LLC and the arts represented by SCA X, Inc. In profitable years, ACM plans to distribute profits to owners.

ACM is governed by a nine-person Board. The Board approves budgets and policy while a staff management structure runs the day-to-day operations.

The overall structure and relationship between the various business entities, while complicated, is designed to:

- Ensure compliance with the IRS tax credit Safe Harbor Rev. Proc. 2014-12
- Protect the charitable status of the non-profit arts center
- Allow for a multitude of investors at a small scale
- Allow small businesses and individuals to access the value in the Historic Tax Credits
- Allow for worker ownership
- Ensure the continued mission of the business to have a positive community impact
- Ensure the long-term viability and impact of the business and that the property or business is not closed to extract short-term profits by any one interest
- Prevent a small group of investors or interests from changing the goals of the business
- Allow for the democratic participation of a variety of interests
- Build true community ownership

Due to this arrangement, investors in the Company may not see a quick return, even if the café is a financial success.

Property Description

The Building located at Three East Main Street is an important structure in Springville's East Main-Mechanic Street Historic District because of its architectural and historic significance.

Historical Significance of the Building

Three East Main Street is within a block of buildings that were constructed to replace those destroyed in one of Springville's major fires when Hall's Opera House burned on September 5, 1879. Its two-story height and brick construction are characteristic of the commercial buildings erected at this time when the village was beginning to grow rapidly. Thanks to the coming of the railroads to the town, its population nearly doubled between 1880 and 1896, and there was a great need for buildings to house the many shops, factories, and offices that served this growing population.

Three East Main Street was built by Stephen Spaulding, who, upon returning from the civil war, opened a photography studio on the site in 1867. After the fire and new construction, he placed his studio on the second floor, taking advantage of the many windows and utilizing the flat roof to collect water for both his developing process as well as a toilet room. The first floor boasted a tonsorial parlor operated by E.D.. Bement and a cigar factory in the rear storefront. J.O. Churchill leased the main storefront for general merchandise beginning in 1882.

Spaulding's studio continued until his death in 1923, and the large studio space referred to as South Hall was used at various times for assembly including weekly Free Methodist services with Rev. W.M. Manning (1883) and the organizing of the Woman's Christian Temperance Union (July 17, 1885).

In 1900 the building was purchased by A.L. Winship who converted the first floor to a department store. The Winship family was active in the structure for three generations. Interior stairs were added to a room above which held clothing and in 1906, with the sale of his stock to R.G. Lewis, a new basement sales room for crockery, wallpaper and rubber goods was furnished. Oliver Dake moved his drug store into the space in 1915 where he offered "pure drugs, toilet articles, sundries, cigars, Ice Cream and Sodas." In 1922 The Springville Journal advertised the opening of a Larkin Economy Store with a self-service plan.

1937 saw major alterations with the opening of L.L. Winship's pharmacy. The existing terrazzo floor was added with a vitrolite storefront component, steel girders, and elimination of the rear partition. The interior boasted mahogany soda booths with black Bakelite tops and chromium lights. It operated until approximately 1960. In 1971 Ted Wiltse opened a Liquor store. The Tartar family operated Plaza Pizzeria from 1987-97. In 2000, Ted and Kathy Winkey undertook extensive changes to create the Legacy Restaurant which operated off and on under various ownership until 2021. In recent years it has largely been vacant and has suffered damage from a leaking roof, burst water lines and the structural failure of multiple columns and beams.

Architectural Description of Building

Built in 1880, this two-story, flat-roofed brick building is the corner structure of a three building block that shares an Italianate façade, which the National Register nomination describes as "especially notable for the exuberant design of its second-story façade, which features brick piers between bays, round-arched window openings, recessed square brick panels, and a prominent bracketed metal cornice." This block anchors the southeast corner of Main and Buffalo Streets at the western end of the East Main–Mechanic Streets Historic District.

The building is trapezoidal in plan following the angles of the surrounding streets, three bays wide at the front, 70 feet in depth, and the common wall it shares with its neighbor contains two chimneys. The storefront has been modified more than once and currently has plywood coverings in place of the upper windows and bulkhead though the original cast posts remain exposed. The second floor of the main façade is intact, with a cast iron lintel above the storefront, stone windowsills, brick pilasters separating the three round-headed window openings topped with brick corbels and squares and surmounted by a metal cornice featuring small modillions set between pairs of larger modillions placed above the pilasters. The original two-lite upper sash and two-lite lower sash remain in the upper windows of which there are three on the north facade, five on the west and two on the rear and south facing facade.

The rear elevation faces an alley that runs parallel to Main Street and is paved in asphalt up to the building wall. The second story retains its original fenestration, two segmentally arched window openings. A Juliet balcony was added with steel railings and a modern door set within a low-slung arch. The first story rear has undergone numerous changes with windows enclosed with brick and stainless-steel sheeting, exhaust fans protruding, plus a newer door within a larger arched opening. The brickwork exhibits some deterioration especially at the lower points near the ground.

The side elevation has a second-floor door originally leading to an external covered staircase that was replaced with a modern exterior door with no exterior landing or structure. Steel beams inserted through the wall to enable the removal of an interior column in 1950 remain exposed in the exterior brick. The first-floor features four vinyl windows set in rectangular openings with steel lintels of an unknown era.

A second storefront sits at the south corner of the west facade with a prominent exposure toward the corner of Main and North Buffalo Streets. The original two-over-two large-scale windows on each side of the door have been replaced with brick infill and a transom. The door is of a recent vintage.

The entire exterior was first painted sometime prior to 1950 in a white and black scheme. Large, oversized awnings were added in the 2010s.

The interior was largely altered in 2000 with much of the original interior architectural detail removed. The first floor features a terrazzo floor dating from 1937. Original hexagonal columns had been hidden within partition walls making up a front dining area and bar, and rear bathrooms and kitchen. A beaded wood ceiling remains on the first floor.

Many recent updates such as a dropped ceiling, flooring, carpet, tile, a glass walled partition, larger dining space, bar, and bathrooms have been removed in anticipation of the proposed renovations.

The Development Plan

Design Concept

The design purposefully links the layout at Three East Main Street with the successful operations next door. Art's Cafe, a multi-use redevelopment, integrates café visitors, visiting artists, students and Main

Street pedestrians through connected spaces. The goal is to create dynamic intersecting traffic that leads to a thriving streetscape as well as a sustainable business.

Each floor at the new project building is intended to be fully connected to an adjacent space within Art's Cafe.

The first floor is planned to house the artisan food and art market. A large opening near the cafe stage should encourage visitors to explore the wares. With the facade matching the historic, full-height windows of the cafe, the display area is planned to be filled with natural light and highly visible to traffic. The rear library hall will connect to more library seating space, with the goal of increasing the walk-in dinner seating capacity during ticketed concerts. The rear door will open to a small strip of outdoor seating. A side facade and entry is planned to be reconstructed.

We plan to lower the basement to meet the previously lowered floor level of the cafe. At the same time, the cafe scullery will be rearranged with an access point to the new basement near the elevator. Pre-existing exterior stairs and window wells are planned to be re-exposed bringing light and direct access to the commissary kitchen. Greatly expanded dry and cold storage are planned along the common wall.

Plans call for the second floor to be divided into two apartments, accessed through a hall at the neighboring 5 East Main Street. An overhead hip roofed skylight is planned to bring an abundance of light to the interior hall. Each apartment is designed to include a windowed art studio facing this hall to take advantage of the light. This arrangement utilizes the existing common access, stairway and elevator in the neighboring building.

Roof access at the Cafe will be expanded to include a seating area. An extensive (low maintenance) green roof is planned to surround the seating area along with low profile solar panels.

The renovation work must follow Secretary of the Interior / National Parks Service standards for historic preservation and will be reviewed by the Village Historic Preservation Commission and NYS Historic Preservation Office.

The project scope includes:

- Front and Side Storefronts: Using photos from circa 1897-99, rebuild the front and corner storefronts.
- Facades: Remove paint from the exterior brick. Remove lead-based paint from all surfaces. Restore round-top windows and the cornice. Remove any window infill and replace windows. Repoint all brick joints.
- Basement Foundation and Slab: Remove the existing slab and place additional various footers to support the structure. Lower the basement floor to match the cafe side. Repair a bowed foundation wall and repair all damaged surfaces.
- Structural: Repair numerous locations with broken, damaged, cut or burned joists. Replace recent structural band-aids with new steel at each floor level and columns to the basement.
- Roof: Remove many layers of roofing to the original deck. Improve the structure and install a new roof.
- Safety: Install a fire alarm and sprinkler system, including new water service.

- Basement Access: Re-expose original window wells and a stairwell along S Buffalo Street.

Phases

The expansion can be completed in stages depending on funding availability.

Priority 1 Plans: Connect the buildings creating a larger, more visible storefront and basic open space for the market. Develop the residential units on the second floor, providing affordable housing options for local artists. Connect the basement spaces and install necessary infrastructure.

Priority 2 Plans: Fully equip the basement commissary kitchen and refrigeration units. Complete the library seating addition. Fully outfit the market area and install more attractive finishes. Install the green roof, deck and solar panels.

The Market

Target Market Demographics

The surrounding villages and counties contribute a significant customer base, providing access to young professionals, families, retirees, and a diverse mix of income levels. Springville's median household income of $73,475, with 27% of households earning over $100,000, presents a strong potential for both residential and commercial growth. There is a growing number of people seeking access to arts, culture, and local food products, further enhancing demand for the expanded offerings at Art's Café.[3]

Demand for Café Food

Art's Café has seen increasing customer loyalty, with a shareholder survey (Exhibit G - Community Shareholder Survey) showing that 60% of respondents visit at least once a week. There is demand for expanded hours and menu options, particularly for breakfast offerings and evening specials. 47% of community-owners state that if the Cafe opened earlier and expanded to Tuesday service they would visit more frequently. Additionally, there is interest in offering a more varied menu, which may include specialty items and additional mealtimes.

Shareholder comments emphasize the demand for increased offerings: "I think it's important to continue increasing the offerings available, so customers have a variety of choices." "The café feels like a second home to me…. I have sometimes thought that offering an alternative option during the dinner hour (different from the lunch menu) could bring in more people and add variety to the menu." "Evening specials that would expand the menu would increase the likelihood that I would come during those hours."

Housing Demand

According to the Comprehensive Plan for the Village of Springville, while Springville's population has remained relatively consistent, current demographics reveal a growth in younger age groups. According to the plan, "due to the local demand for housing and the fact that many residents spend more than 30% of their income on housing (i.e. are housing burdened), a near-term challenge will be ensuring a diverse

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[3] Note: Data from US Census, 2022 5-Year Estimates

supply of housing that can accommodate a range of lifestyles and incomes. This includes housing that is affordable to young families and accessible to seniors who want to age in place. [4]

By incorporating two residential units in the building expansion, this project directly addresses the demand for affordable living spaces, particularly in a downtown area that is increasingly sought after due to its proximity to local businesses, cultural spaces, and access to Western New York's amenities.

The cafe routinely receives inquiries about the availability of the single, existing apartment at Five East Main Street.

About the Team

ACCO, LLC is managed by a single manager elected by the Members. Currently the LLC Manager is Seth Wochensky. The Membership may replace the manager by vote.

Three East Main Property, LLC is managed by the Company.

The Company is managed by Seth Wochensky.

Seth Wochensky began as part-time Director of Springville Center for the Arts in 2010.[5] Since that time, the organization has grown to encompass multiple facilities and hundreds of arts activities yearly.

Wochensky has overseen the implementation of over $3 million in capital projects, including seven simultaneous state grants from different agencies. He has guided construction for the Arts Center's main facility, an 1869 former church. This has involved historic details, complex bidding requirements, and multiple design phases.

He spearheaded Art's Cafe which took a collapsed Main Street building and transformed it into a performance space, two residences designed for artists, an arts workshop, and a public green roof centered around a community-owned bakery-cafe. To finance the completion of the project, he led a team to craft a novel combination of Historic Tax Credit Syndication and a Direct Public Offering, making smaller shares of tax credits available to 120 local investors.

In addition to arts administration, he is an artist in his own right, having appeared on stage, exhibited artwork, completed large scale installations and produced several CD's. He previously directed several award-winning short films and has production credits including MTV, The Travel Channel, ABC, and The History Channel. He is an avid organic gardener and is co-founder of the nonprofit Green Springville.

Cafe Board

Art's Cafe Management, LLC (ACM) which operates Art's Cafe oversees the cafe operation and ensures that the project works towards improving the community, the workers, and local arts access. In addition to the worker-owners, three members represent our community-owners, and three members represent the interest of Springville Center for the Arts. This Board also acts as an advisor to the proposed expansion project.

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[4] 2024 Comprehensive Plan Village of Springville, NY
[5] https://www.linkedin.com/in/e-seth-wochensky-76a690107/

Carol Brucato, former owner of the Farmer's Daughter Cafe, Carol is excited to bring good coffee and great food back to downtown Springville. From knowing a good cup of coffee to making her own cheese, Carol is interested in all things food. Carol worked for Wegmans as a Cheese monger and brings years of experience in food service and management to the team. She previously spent thirteen years with Ticketmaster as General Manager for the Western and Central New York region doing contract negotiation, personnel management, budgets, promotional execution, and software support. She programmed events and provided software support for box offices from New England to Virginia. Prior to that she spent four years as Box Office Manager for the Boston Ballet. Carol is an original worker-owner at Art's Cafe.

Allison Duwe. Community organizer, non-profit director and mother, turned baker, Allison first tested her skills at granola, bread, and pizza making in the dining co-ops of Oberlin College. Spending the last several years deepening her knowledge of all things bread, Duwe oversees artisan bread and baking operations at Art's Cafe. Allison also brings her organizational and fundraising talents to the Art's Cafe operation. Allison served from 2006-2012 as the Executive Director of the Coalition for Economic Justice in Buffalo, NY. She is the past President of Springville Center for the Arts, Partnership for the Public Good, and the Springville GI School Board. She has been recognized by the John R. Oishei Foundation for her leadership skills. She is an original worker-owner.

Mark Stevens (SCA X) retired from a thirty-one-year career at General Motors doing tool set-up, precision grinding and assembly. He was active in the United Auto Workers. He previously worked on the Town of Sardinia seasonal maintenance and groundskeeping crew. He is a member of the Sardinia Historical Society and the Springville Meals on Wheels. He previously served on the Board of Springville Center for the Arts.

Mary Carol Dearing (SCA X). As a Licensed Clinical Social Worker (LCSW-R) and Registered Play Therapist Supervisor (RPT-S), Mary Carol worked as a passionate school social worker in a public school for over 30 years. She formed Grow with Springville, a community development initiative. She volunteers with the Buffalo Audubon Society, Erie-Catt Rail Trail, as well as the SCA Greenskeepers, tending the green roof at Art's Cafe. She previously served on the Board of Springville Center for the Arts.

Katherine (Kasey) Gaines, MD (SCA X). As a medical doctor, Kasey has a passion for the intersection of food, gardening and health. She taught as an assistant and associate professor at SUNY Buffalo, Department of Medicine. Her career spans teaching and attending physician work at ECMC, Gastroenterology Associates, Hospice Buffalo, Buffalo General and more. She has a personal avocation in cooking and nutritional anthropology, supplemented by travel in US and abroad and she has presented numerous times on nutritional issues to medical and lay audiences. She previously served on the ethics committees at Kaleida and Catholic Health and the Bylaws Committee at ECMC. Kasey was active in Scouting for over fifteen years and served on the Board of Springville Center for the Arts.

Missy Singer DuMars (ACCO) comes from a deep tradition of entrepreneurship and business having grown up in a multi-generational family business. She worked in Entertainment Lighting, managing multi-million-dollar projects including Cirque du Soleil and Celine Dion's Caesars Colosseum. From there she transitioned to the Holistic community and now has over 20 years' experience with counseling, teaching, facilitating retreats, and event planning. She supports business owners to grow their business in a way that is authentic, conscious and sustainable. Missy owns and manages Crown Hill Farm where she grows heirloom vegetables, raises heritage poultry and advocates for food diversity and sovereignty. The farm also serves as a venue for groups, events & private retreats.

Martin T. Hoffman, MD (ACCO) (Marty), graduated from Brandeis University in 1968 with a BA in Psychology. He moved to Western NY to attend UB Medical School and graduated in 1972. After completing residency in Pediatrics at Children's Hospital of Buffalo, he joined as one of the original members of Springville Pediatrics. He worked there and at Bertrand Chaffee Hospital for 21 years. He was School Physician for SGI and Consultant Physician for the League for the Handicapped (now Children's League). In 2010 he was appointed as the Medical Director of the Robert Warner MD Rehabilitation Center. He recently retired. Marty's interests include birding, photography, and bird photography.

Joe Williams (ACCO) has 20+ years' experience as a litigation paralegal with a national law firm. He's an avid outdoor enthusiast and supporter of many initiatives including Sierra Club's Clean Water Initiative, Citizens Campaign for the Environment, Ohio Citizen's Action and Buffalo Blue Way. He enjoys volunteering at Ronald McDonald House, Habitat for Humanity and other programs.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to expand Art's Cafe, located at Five East Main Street into the neighboring building at Three East Main Street to include a food and art market space, incubator kitchen and housing.

A second simultaneous offering to raise money for the cafe tenant (which will lease rather than own the property), is offered through Art's Cafe Community Owners, LLC, an affiliate of the Company. More information about this separate offering can be found above, or at Smallchange.co.

Through this Offering we are trying to raise a maximum of $375,000, but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on April 30, 2026 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $5,000.00. Investments above $5,000 may be made in $1,000 increments (e.g., $6,000 or $7,000, but not $5,250). An investor may cancel his or her commitment up until 11:59 PM EST on April 28, 2026 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

Content Standards: No funding portal communication may predict or project performance, imply that past performance will recur or make any exaggerated or unwarranted claim, opinion or forecast. A hypothetical illustration of mathematical principles is permitted, provided that it does not predict or project the performance of an investment.

The Company is offering one security: a "Share". Shares are most suitable for those investors who have sufficient tax liability with characteristics to utilize both federal and New York State Historic Tax Credits. The minimum amount of investment is $5,000. Additional investment can be made in $1000 increments. There are no voting rights with Shares.

Tax Credit allocations.

Credits, profits and losses are distributed pro rata to Share owners ("Investor Members"). The Company is entitled to up to (depending on the amount raised through the Offering) of 99% of allocations of profit, losses, and credits and up to 99% of distributions of cash flow and capital proceeds from the Owner, Three East Main Property, LLC.

At the Flip Date, defined as January 1 of the year following the five (5)-year anniversary of the last QRE to be placed in Service, the ownership interests in Three East Main Property, LLC, will be adjusted so that the company shall be entitled to only 5% of all earnings, losses, credits or other distributions of Three East Main Property, LLC.

The exact benefit to Investor Members is highly dependent on an individual's own tax particulars and Investor Members should consult with their own tax advisors.

Capital Contributions for Shares and allocated profit-sharing amounts from Shares will be credited to the Internal Capital Accounts of Investor Members. Investor Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in the operating agreement. The amount allocated to the Investor Members shall be allocated pro rata to the Investor Members' individual Internal Capital Accounts based upon the number of Shares owned.

Description of Tax Credits

INVESTORS MUST CONSULT WITH THEIR TAX PROFESSIONAL TO DETERMINE HOW THE TECHNICAL ASPECTS OF THE HISTORIC TAX CREDIT WOULD BENEFIT THEM. DUE TO THE LARGE NUMBER OF VARIABLES, THE OFFERERS OF THESE SECURITIES CANNOT OFFER ANY ADVICE OR JUDGMENT ON YOUR SPECIFIC TAX SITUATION. THE INFORMATION PROVIDED HERE IS FOR ILLUSTRATIVE PURPOSES ONLY AND MAY NOT PERTAIN TO YOUR TAX CIRCUMSTANCES.

The federal historic tax credit is available for qualified rehabilitation expenditures incurred in improving certified historic structures. A certified historic structure is one that is either individually listed on the National Register of Historic Places or is contributing to a National Register District. Internal Revenue Code Section 47 provides for a historic tax credit equal to 20% of the qualified rehabilitation expenditures (QRE), claimed ratably over a 5-year period. Qualification of an expenditure depends upon the approval by the Department of Interior of the plans and completed rehabilitation work. The historic structure generally must be rehabilitated in a manner consistent with the Secretary of the Interior's Standards.

A taxpayer must satisfy "at risk" requirements with regard to any investment which generates a historic tax credit. The historic tax credit must be allocated in proportion to each member's share of the profits and losses of the company. An investor's ability to use the historic tax credits may be restricted by the passive activity rules and the limitation on general business credits and alternative minimum tax. Tax credit a taxpayer can't use may be carried back one year (with an amended tax return) or forward to future years, but no more than twenty years. Taxpayers making a "real estate professional" election may be better positioned to claim federal historic tax credits. Taxpayers relying on the "deduction equivalent" of the credit should be aware that this provision phases out for taxpayers making more than $200,000 per year.

New York, like many other states, has created its own historic tax credit program ("NYS HTC") to complement the federal program. The NYS HTC program provides additional tax credits equal to 20% of the qualified rehabilitation expenditures ("QREs"), or in the case of a "small project" incurring fewer than $2.5 million in QREs, then a tax credit equal to 30% of QREs. There are notable differences between the federal historic tax credits and the NYS HTC program, including: the NYS HTC can be claimed in its entirety in the year the Project is placed in service and the NYS HTC is refundable, meaning that to the extent the taxpayer has credits in excess of state tax liability, the taxpayer will receive a payment from the state equal to the amount of such excess. In addition, to the extent such a refund is received, it will be classified as income for federal income tax purposes, which may result in additional federal taxes to be owed by the taxpayer.

Example Tax Credit Calculations

THESE CALCULATIONS ARE OFFERED AS EXAMPLES ONLY AND DO NOT NECESSARILY REPRESENT THE ACTUAL AMOUNT OF ANY TAX CREDIT THAT AN INDIVIDUAL MIGHT OBTAIN. THE CREDITS AVAILABLE AND USABLE BY ANY INVESTOR CAN ONLY BE DETERMINED BY THAT INVESTOR IN CONSULTATION WITH HIS OR HER OWN TAX ADVISOR.

Historic Tax Credits are based on the total QREs – the amount spent on renovations to the historic structure. In order to be validly included as QREs, such expenditures must be "straight line" depreciated on a 39- or 40-year schedule and, therefore, cannot be "bonus" depreciated otherwise accelerated. The total QREs are estimated based on the best available construction budget and other anticipated costs but are inherently projections only. The exact amount of QREs is calculated by an accounting professional at the completion of the project and then reported to the National Parks Service on the "Part 3 Application.".

Some of our assumptions in the calculations provided below will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Estimated Available Tax Credit – 5 East Main Street, Springville

Total Estimated QREs	$788,000
20% Federal Historic Tax Credit / 30% State Tax Credit	$157,600 + $236,400
99% of Credits expected to be available to 3 E Main Owners	$156,024 + $234,036

Estimated Value Per $5,000 of Investment

The Offering allows for a maximum of 375 and a minimum of 325 shares.

In the event that only 325 shares are sold:

A $5,000 investment will likely result in an allocation to the investor of $480 of federal historic tax credits each year for five years ($2,400 total) and $3,600 of New York State tax credits in the first year following placement in service, for a total of $6,000 of combined tax credits, in addition to potential distributions of cash flow.

To determine an appropriate amount of investment, you must consider several things. To the extent a taxpayer receives a refund of State Historic Tax Credits (because the credits exceed their state tax liability), the refund must be recognized as income for federal tax purposes and so a "net" value should be considered. While the State Credit is reimbursable, there are limits on how much Federal credit you can use in a given year based on income level and the amount of passive activity income you have. Further, the Federal Credit must be used ratably over five years (20% of the total credit each year). When considering an investment, you may want to first determine your Passive Activity limitations so you know how much credit you can utilize. This will be based on your tax bracket and whether you received certain passive income (i.e. stock dividends).[6] Other favorable exemptions to these limits apply to corporations, electing real estate professionals and others.[7] Second, calculate the net value of the tax credits based on your investment amount and tax bracket.

Without any passive income, an individual allocated credits may claim a deduction designed to be the equivalent of the Federal Credit up to $25,000.[8] Most investors in the offering (unless they already have passive losses up to the $25,000 cap) should be able to claim the deduction equivalent of the credit. This effectively "simulates" the credit, as the amount of credits that otherwise cannot be used are divided by the applicable tax rate and the taxpayer can claim a deduction for that amount, resulting in the same value. This exemption is phased out for the historic tax credit, for annual income levels $200,000 and up.

2025 Tax Rates (partial table)

Tax Rate	Individuals	Married Filing Jointly
12%	$11,925 to $48,475	$23,850 to $96,950
22%	$48,475 to $103,350	$96,950 to $206,700
24%	$103,350 to $197,300	$206,700 to $394,600

EXAMPLE: Joint Income of $92,000 with no passive income sources

Assume this couple invests $6,000 and is allocated $576 of federal HTC in one year. Due to their $92,000 in income, they have a marginal federal effective tax rate of 12%. That couple is able to take a deduction

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[6] https://www.irs.gov/taxtopics/tc425
[7] https://www.irs.gov/publications/p925#en_US_2024_publink1000296797
[8] Defined under I.R.C. § 469(j)(5) and permitted under I.R.C. § 469(i)(1).

of $4,800 ($576 divided by 12%) in one year. They could claim that same deduction equivalent in years 2 through 5.[9]

Total Investment	$6,000
Six shares Federal HTC – expected allocation	$2,880 total *($576 per year), deduction equivalent of $4,800/yr. at 12% tax rate.*
Six shares State HTC – expected allocation	$4,321
12% Expected tax on income received from NYS HTC Refund[10]	($518)
Net Value of Tax Credits (over five years)	$6,683

EXAMPLE: Joint Income of $120,000, with no passive income sources

This couple has a marginal tax rate of 22%. Assuming they also invested $11,000 and were allocated $1,065.20 in federal HTCs in year 1, they would be able to claim a deduction equivalent of $4,800.91 ($1,065.20 divided by 22%), well under the $25,000 maximum. They could claim that same deduction equivalent[11] in years 2 through 5.

Total Investment	$11,000
Eleven shares Federal HTC – expected allocation	$5,281 total *($1,065.20 per year), deduction equivalent of $4,800.91/yr. at 22% tax rate.*
Eleven shares State HTC – expected allocation	$7,921
22% Expected tax on income received from NYS HTC Refund[12]	($1,743)
Net Value of Tax Credits (over five years)	$11,459

Notably, the examples above should consider that any passive losses from an activity in which the taxpayer actively participates must first be applied to the $25,000 cap before any deduction equivalent of HTCs. The deduction equivalent from any low-income housing tax credits should be taken into account last against the cap.

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[9] Assuming the tax credits are allocated for future years in the same amount, their income level and marginal tax rate did not change, and no passive losses counting against the cap.

[10] Assuming NYS HTC is Fully Refunded because NYS taxpayer has no NYS tax liability to which such credits would apply/reduce.

[11] Assuming the tax credits are allocated for future years in the same amount, their income level and marginal tax rate did not change, and no passive losses counting against the cap.

[12] Assuming NYS HTC is Fully Refunded because NYS taxpayer has no NYS tax liability to which such credits would apply/reduce.

Depreciation and Losses

Given the large capital investment being made, projected depreciation and potential net losses may be another factor for consideration. Those losses are distributed by the Property Owner and Tenant to ACCO based on ownership percentages and then distributed pro rata to Members similar to cash or tax credits. The ability to use these losses is highly dependent on your own tax situation and insufficient basis/negative capital account following basis adjustment resulting from the claim of the Federal Historic Tax Credits (see "Risks of Investing" for more detail). The method for all calculations is Straight Line.

The Financials

With the funds raised through this offering, the Company will invest in Three East Main Property, LLC, the building owner, to support the renovations.

The Company will receive up to 99% of profits, losses and credits generated by Three East Main Property, LLC. Given projections, no significant distributions of cash are expected in the first five years. After five years, ownership of the property is planned to "flip" with the Company's ownership reduced to 5% of the Three East Main Property, LLC. A pro-rata allocation of the Rehabilitation Tax Credits is expected in the first five years and may be the only financial benefit for investors, but investors may not receive a cash distribution.

In order to meet IRS requirements, the Company must be solvent for five years. This depends on the ability of Art's Cafe Management, LLC, which will rent the entire facility, to pay rents.

Please review Exhibit A for the Company's operating budget, along with that of Three East Main Property LLC and Arts Cafe Management LLC.

A Membership Unit of $5,000 in the Company provides the benefit of the distribution of any Historic Tax Credits generated by the project, along with profits, losses, and depreciation.

Due to the tax credit structure of Art's Cafe and our mission focus, your investment is unlikely to result in any profit distribution within the next five years.

Arts Cafe Community Owners, LLC is also offering a security most suitable for those investors who can want to support the ongoing mission and operations of Art's Cafe. The minimum amount of investment is $250. See SmallChange.co to learn about this related but separate offering.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $100,000. If we have not raised at least the target amount by 11:59 PM EST on April 30, 2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $375,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	_________ Yes _________ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$375,000
If Yes, how will the Company deal with the oversubscriptions?	_________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X____ We will accept subscriptions on a first-come, first-served basis. _________ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Cost of Construction	$94,000
Small Change success fee	$6,000
TOTAL	**$100,000**

If we raise the maximum goal of $375,000:

Use of Money	How Much (approximately)
Cost of Construction	$340,500
Soft costs	$12,000
Small Change success fee	$22,500
TOTAL	**$375,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $5,000. Investments above the minimum may be made in increments of $1,000.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 28, 2026 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Shares." The price is $1,000 for each Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Shares." When you purchase a Share, you will become an owner of the Company, which is a New York limited liability company. Your ownership will be governed by the Operating Agreement of the Company dated November 4, 2024 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "Operating Agreement." A copy of the Operating Agreement is attached as Exhibit D and a summary of the Operating Agreement, prepared by ChatGPT, as Exhibit E.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Under the Operating Agreement, distributions are made from "Available Cash" pro rata in accordance with the number of Shares owned by each Member. Available Cash is determined in the sole discretion of the Manager after taking into account revenue, expenses, reserves, and other factors.

Special Tax Distributions may also be made if the Company receives such distributions from the Project Entity.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive investor. Exceptions to this general rule include (i) any amendment to the Operating Agreement that has or could be reasonably expected to have an adverse effect on the Investor Members, (ii) an amendment requiring any Investor Member to make additional capital contributions, (iii) an amendment imposing personal liability on any Investor Member, or (iv) an amendment to delete or modify a prior amendment.

Right to Transfer

The LLC Agreement generally allows you to transfer Shares, subject to certain conditions. However, there are several practical obstacles to selling your Shares:

- The Manager has a right of first refusal to purchase your Shares.
- The Manager has the right to impose conditions to ensure the sale of your Shares is legal and will not damage the Company, including the right to require an opinion of counsel.
- There will be no ready market for the Shares, as there would be for a publicly-traded stock.
- By law, for a period of one year, you won't be allowed to transfer the Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Terms of Shares

The terms of the Shares may be modified or amended under conditions set forth in the LLC Agreement. The Manager may amend the Agreement without Investor Member consent in certain cases, such as clerical corrections or changes not adverse to Members.

Other Classes of Securities

As of now, the Company has only one class of Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all of the Shares. The Manager may, but need not, own any Shares.

Whereas the owners of the Shares have no right to vote or otherwise participate in the management of the Company, the Manager has total control over all aspects of the Company and its business.

The Manager has the right to create additional classes of securities, including classes with rights that are superior to those of the Members owning Shares.

Dilution of Rights

Under the Operating Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares.

The Person Who Controls the Company

Seth Wochensky is the Manager of the Company and has full authority to control its operations.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could create an additional class of securities with rights superior to yours.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Shares in the future. If we had to place a value on the Shares, it would be based on the amount of money the owners of the Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investor Members and third parties. For example, it provides that such persons will not be responsible to Investor Members for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investor Members.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,000; plus

A success fee equal to 6 %.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A			

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None				

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the New York Limited Liability Company Law on November 4, 2024 to assist the Springville Center for the Art's create and develop properties in the village of Springville, New York. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters and we have no revenues.

We intend to use the proceeds of this Offering to invest in the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to invest in the project and be granted an equity stake in the property owner as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other potential source of capital is a loan from another entity.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G.

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a

Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://artscafespringville.com/3em/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has no further important information to share.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: OPERATING PROFORMAS

Three East Main Owners, LLC
Annual Operating Projection - Detail
Expansion to 3 East Main St

	2025	2026	2027	2028	2029
Investment, Loans, Cash					
Investor Capital	$325,000	$0	$0	$0	$0
Cash Withheld	$0	$0	$0	$0	$0
Distribution from Property LLC	$0	$551	$2,531	$2,531	$2,531
Total Inflow	**$325,000**	**$551**	**$2,531**	**$2,531**	**$2,531**
Expenses					
Equity in Property	$301,000	$0	$0	$0	$0
Expenses	$24,000	$2,000	$2,000	$2,000	$2,000
Total Outflow	**$325,000**	**$2,000**	**$2,000**	**$2,000**	**$2,000**
NET	**$0**	**-$1,449**	**$531**	**$531**	**$531**
For a $5000 investment	$0.00	-$22.30	$8.16	$8.16	$8.16

Three East Main Property, LLC
Annual Operating Projection - Detail

	2025	2026	2027	2028	2029
Investment, Loans, Cash					
Investor Capital	$301,000	$0	$0	$0	$0
Grants	$270,000	$0	$0	$0	$0
ACCO Loan (from Bond II)	$206,000	$127,000	$0	$0	$0
SCA X Loan A (Purchase)	$175,000	$125,000	$0	$0	$0
Mortgage / Loan	$0	$200,000	$0	$0	$0
Deferred Developer Fee	$72,000	$0	$0	$0	$0
Master Tenant Lease	$0	$46,221	$46,221	$46,221	$46,221
Total Inflow	**$1,024,000**	**$498,221**	**$46,221**	**$46,221**	**$46,221**
Expenses					
Purchase & Closing	$231,000	$0	$0	$0	$0
Construction Costs	$763,000	$71,000	$0	$0	$0
Debt Service	$25,000	$424,665	$43,665	$43,665	$43,665
Expenses	$5,000	$2,000	$0	$0	$0
Total Outflow	**$1,024,000**	**$497,665**	**$43,665**	**$43,665**	**$43,665**
NET	**$0**	**$556**	**$2,556**	**$2,556**	**$2,556**
To 3EMO (99%)	**$0**	**$551**	**$2,531**	**$2,531**	**$2,531**

Art's Café Management, LLC
Annual Operating Projection - Detail
Expansion to 3 East Main St

	2025	2026	2027	2028	2029
Food Sales:					
Food	$580,260	$615,000	$700,000	$790,000	$800,000
Retail	$7,000	$20,000	$25,000	$30,000	$32,000
TOTAL SALES	$587,260	$635,000	$725,000	$820,000	$832,000
Cost of Sales:					
Food Costs	$147,000	$154,000	$182,000	$220,000	$219,000
Retail	$7,000	$10,000	$12,000	$15,000	$16,000
TOTAL COST OF SALES	$154,000	$164,000	$194,000	$235,000	$235,000
	.	.	.	.	.
Gross Profit	$433,260	$471,000	$531,000	$585,000	$597,000
Other Income					
Rental Income	$41,400	$86,630	$97,100	$97,100	$97,100
5 Apts, Workshop	$41,400	$41,400	$42,400	$42,400	$42,400
Kitchen Rental		$5,000	$10,000	$10,000	$10,000
3 Apts, etc.		$40,230	$44,700	$44,700	$44,700
Payroll:					
TOTAL PAYROLL	$343,000	$400,000	$440,000	$488,000	$505,000
PRIME COST	$497,000	$564,000	$634,000	$723,000	$740,000
Expenses					
Total Direct Expenses	$61,250	$64,250	$64,250	$64,250	$60,250
Total Occupancy Costs	$51,150	$108,571	$109,371	$110,571	$110,571
NET INCOME (before interest)	$19,260	-$15,191	$14,479	$19,279	$18,279
Loan from ACCO (new)	$0	$50,000	$0	$0	$0
LEAF Loan Debt Service	$16,972	$16,972	$0	$0	$0
ACCO Loan Debt Service	$7,080	$5,680	$10,680	$10,680	$10,680
Micro Loan Debt Service	$2,000	$0	$0	$0	$0
ACCO New Loan Debt Service	$1,320	$3,960	$3,960	$3,960	$3,960
CASH FLOW (Minus Debt, Pre tax)	-$8,112	$8,197	-$161	$4,639	$3,639
Distribution to ACCO (40%)	$0	$3,279	$0	$1,856	$1,456

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions, and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve responded by raising interest rates significantly. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages, it could affect the ability of tenants to pay rent.

Project-Specific Risks:

1) **The Company has no history of investing in real estate.** Three East Main Owners LLC ("3EMO") has no prior history in investing in real estate or making any other kind of investments. 3EMO was formed solely to manage and facilitate investment in Three East Main Property, LLC, which will own and redevelop the property at 3 East Main Street, Springville, NY for the development of the expansion Art's Café and related rental housing units While the manager of the Company has experience investing in and developing Real Estate, the Company does not.

2) **3EMO will make an investment in a single project and therefore is not diversified, which increases the risk to your investment.** The money you invest will be used by 3EMO to support the development of a single project at 3 East Main Street. If the project fails and Café is unable to operate successfully, there will be no other investments to offset the loss from this project

and there will be a substantial risk that you will not receive any returns and could lose your entire investment. Three East Main Property LLC is a newly formed business in the development stage. There is no prior sales history. There is no assurance that Three East Main Property LLC will generate expected revenues and/or that its operations will be profitable. Should Three East Main Property LLC experience a prolonged period without profit, its ability to remain in business could be jeopardized. While the Three East Main Property LLC project was initiated and is supported by Springville Center for the Arts, Inc., a nonprofit organization with a long history, it is a separate and distinct entity.

3) **Fixed Price Offering.** This is a fixed price offering and the offering price of the units was arbitrarily determined and will not accurately represent the current value of the assets of Three East Main Property, LLC at any particular time; therefore, the purchase price you pay may be higher than the value of our assets at the time of your purchase. The price of Membership Units was arbitrarily set. This is a fixed price offering, which means that the offering price for membership units is fixed and will not vary based on the underlying value of the Company's assets at any time. Seth Wochensky has arbitrarily determined the offering price in his sole discretion. The fixed offering price for each membership unit has not been based on appraisals for any assets we may own, nor do we intend to obtain such appraisals or adjust the offering price. Therefore, the fixed offering price will not accurately represent the current value of the Company's assets at any particular time and may be higher or lower than the actual value of the Company's assets at such time. Similarly, the amount you may receive upon redemption of your units, will be no greater than, and may be less than, the amount you paid for the Membership Units regardless of any increase in the underlying value of any assets the Company owns.

4) **The fixed price for Shares was determined to allocate tax credits and does not reflect the value of Shares.** The fixed offering price for the shares was set based on the anticipated amount of allocated profits, losses, and tax credits generated by the Project that will pass through to the Members. This price does not and will not reflect the value of such Membership Units either at the time of the offering or in the future. The price reflects the anticipated value of the investment, based on a structure that complies with applicable regulations and is common in similar projects, where the membership interest of the Company in 3 East Main Property LLC will be automatically reduced to 5% and the Company will hold an option to have its interests repurchased by SCA X, Inc. for the lesser of 5% of its investment or the fair market value of the Shares. The decision whether to exercise this "Put" option will rely entirely on the Manager.

5) **During the first five years of the investment, there are limited projected cash distributions to the owners of the Shares.** Members owning Shares may only receive limited cash flow upside in addition to the tax credits. In order to receive the majority of tax credits, Class C Members must also receive 99% of all profits, losses, credits and other distributions during the first five years. Very little profit is projected during this time. At the conclusion of the fifth year, ownership undergoes a "flip" where Class C Members then receive only 5% of all profits, losses, credits and other distributions and Class A Members receive 95%. Financial projections for the first five years indicate very little distributions of cash flow being distributed to Members.

6) **Changes in global, national, regional or local economic, demographic, political, real estate or capital market conditions may adversely affect our results of operations and returns to investors.** In addition to the risks of the specific project, 3EMO is subject to risks generally incident to the ownership of property including changes in global, national, regional or local economic, demographic, political, real estate, or capital market conditions and other factors particular to the locations of the respective property investments. The Company is unable to predict future changes in these market conditions. An economic downturn or rise in interest rates could make it more difficult for the Company or affiliated businesses to lease properties or dispose of them. In addition, rising interest rates could also make alternative interest bearing and other investments more attractive and, therefore, potentially lower the relative value of the Company's investment.

7) **Adverse economic conditions in the regions where our assets are located may adversely affect our ability to complete and/or continue the project.** The success of operations depends substantially on Three East Main Property LLC's 3EMP ability to complete the project and the lease the units. Adverse conditions in the region may affect 3EMP's ability to succeed. Specifically, 3EMP may not be able to stay in business and the ability of 3EMO to provide any distributions and/or return any investment is dependent upon the Tenant's ability to operate at a profit.

8) **Our properties are subject to property and other taxes or payments in lieu of taxes that may increase in the future, which could adversely affect our cash flow.** The property that 3EMO intends to invest in will be subject to real property taxes or payments in lieu of taxes that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities, especially given the planned renovations. 3EMP, an entity 3EMO intends to invest in, is responsible for payment of the taxes to the applicable governmental authorities. If 3EMP fails to pay any such taxes, the applicable taxing authorities may place a lien on the property, and the property may be subject to a tax sale.

9) **Uninsured losses or premiums for insurance coverage relating to property may adversely affect our operating results.** Contracts and leases for the project require the attempt to adequately insure all of the properties against casualty losses. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. In addition, 3EMP could be held liable for indemnifying possible victims of an accident. There can be no assurance that funding will be available to the Company for repair or reconstruction of damaged property in the future or for liability payments to accident victims.

10) **Environmental hazardous conditions may adversely affect our operating results.** Under various federal, state and local environmental laws, a current or previous owner or operator of property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was

responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred.

11) **We depend on the Advisor and its key personnel; if any of such key personnel were to cease employment with the Advisor or its affiliates, our business could suffer**. Our ability to make distributions, achieve our investment objectives and return any investment is dependent upon the performance of the Company's Manager, E. Seth Wochensky. The Company currently does not have, nor do we expect to obtain, key employee life insurance on any of the key personnel. If 3EMO were to lose the benefit of the experience, efforts and abilities of key personnel or a skilled advisor through their resignation, retirement, or other reasons, our operating results could suffer.

12) **The Project may not qualify for Federal or State tax credits.** While the National Park Service has issued a preliminary decision that the project qualifies for tax credits as a significant building, that the work done to date qualifies and that the remaining planned work as submitted meets the required standards, there is a risk that the Project will not meet the requirements for the historic tax credit set forth in Internal Revenue Code Section 47. In order for the Project to be eligible for historic tax credits, it must meet the statutory requirements of Internal Revenue Code Section 47, and be certified by the Department of the Interior. Even if it does meet the requirements, the IRS may challenge the calculation of the historic tax credit. The LLC Manager has estimated the projected amount of the historic tax credits, however that amount could change based on total amounts spent on qualified rehabilitation expenditures, which may be more or less than the LLC Manager's calculations. The receipt of tax credit is dependent on the issuance of a Certificate of Occupancy and the Issuance of a Part III Determination by National Parks Service.

13) **Under Certain Circumstances an Investor might be required to recapture Historic Tax Credits.** Historic tax credits are subject to recapture in the event of early disposition of the property. If 3EMP disposes of the historic tax credit property within five years after the property is placed in service or makes or allows tenants to make non-compliant improvements to the Property, investors will suffer recapture. Each investor's tax liability for the year of disposition will be increased by an amount equal to the historic tax credit claimed by the investor multiplied by a recapture percentage. The holding period for the property determines the recapture percentage, as follows: 100% recapture if the property is disposed of less than one year after the property is first placed in service, 80% recapture after one year, 60% after two years, 40% after three years, 20% after four years, and no recapture after five years. Recapture will also result if an investor sells or disposes of his entire interest in the Company within five years after the date a historic tax credit property was placed in service. Additionally, if an investor's interest in the profits of the Company is reduced to less than 66 2/3% of what it was when the historic tax credit property was placed in service, the reduction will be treated as a proportional disposition of the property by the investor. For example, if an investor disposes of 50% of his partnership interest in the first year in which a historic tax credit is claimed, then 50% of the historic tax credit will be recaptured.

Accordingly, to the extent such limitation is permitted by law, no investor may sell or dispose of any interest in the Company for five years.

14) **Certain Transition Rules may limit the Amount of Tax Credits.** The 3EMP entity in which the Company will invest will own the Project that is expected to qualify for historic tax credits. Historic tax credits are available for rehabilitation expenditures incurred in improving certified historic structures. The federal historic tax credit is generally equal to 20% of the qualified rehabilitation expenditures. Traditionally, the full amount of the historic tax credit is claimed in the year in which the rehabilitated structure is placed in service. However, the Tax Cuts and Jobs Act of 2017, amended the Internal Revenue Code to require that the historic tax credit would be taken ratably over a five-year time period. This legislation included a transition rule, which allowed projects owned or leased at all times following January 1, 2018, to continue to claim the entire amount of the tax credits the initial year that the project is placed in service, so long as the project begins incurring Qualified Rehabilitation Expenditures in the first 180 days of 2018.

15) **New York State Tax Credit Refund will generate income to be recognized by Members:** To the extent a taxpayer is allocated New York State historic tax credits in excess of its New York State tax liability, it will receive a refund check for the amount of such overage. However, any amount of such income actually received must be recognized as income for federal tax purposes and may increase such taxpayer's federal tax liability.

16) **New York State "Small Project" credit caps out at $2.5 million:** 3EMP is anticipating incurring less than $2.5 million in Qualified Rehabilitation Expenditures ("QREs"), making it eligible for a 30% NYS historic tax credit. If the project incurs more than $2.5 million in QREs, the tax credit will be automatically reduced from 30% to 20%, resulting in fewer tax credits than anticipated.

17) **Tax Credits are subject to passive activity limitations.** Investors can use historic tax credits only in limited amounts and in specific circumstances. The ability of an individual or other non-corporate investor to claim historic tax credits on their individual tax return is limited. For example, an individual investor can use historic tax credits to reduce his tax liability on an unlimited amount of passive income, which is income from investments in which the investor does not actively participate, and $25,000 in income from active sources, which must be taken as the "deduction equivalent" of the credits. However, the use of historic tax credits by an individual against these types of income is subject to ordering rules, which may further limit the use of historic tax credits, meaning that they must first take passive losses into account. Additionally, there are certain exceptions to these limitations for Real Estate Professionals.

Historic tax credits and other tax credits are the principal benefits from an investment in Shares. The extent to which a prospective investor can use these tax benefits will help determine whether or not he is a suitable investor. With respect to natural persons, Federal tax law imposes limitations on the utilization of credits from passive activities and general business credits. Each of those categories includes Historic Tax Credits and other tax credits, which the Company may generate. Accordingly, an investment in Shares is not suitable for a prospective investor unless she will be able to utilize her share of tax credits under the passive activity rules discussed below. The Internal Revenue Code sorts income into several categories. Income can be active, such as salaries and wages; portfolio, such as interest and dividends, passive; such as income from limited partnerships; or the result of material participation in real estate activities, such as the income of a landlord who invests significant amounts of time in managing their property.

Prospective non-corporate investors can use an unlimited amount of tax credits against income taxes due on passive income. They can also use deduction equivalent of the tax credits against income taxes due on a maximum of $25,000 of active or portfolio income each year if they do not materially participate in rental real estate activities. This is known as the $25,000 deduction equivalent rule. However, a natural person can use historic tax credits in this manner only to the extent his adjusted gross income does not exceed $200,000. A natural person's ability touse historic tax credits is phased out if his gross income is between $200,000 and $250,000, and

eliminated if his gross income exceeds $250,000. In general, a natural person can use losses and

credits from the Company only to the extent he or she has passive income.

INVESTMENTS INVOLVING TAX CREDITS ARE COMPLEX. YOU SHOULD CONSULT YOUR TAX PROFESSIONAL TO DETERMINE YOUR POTENTIAL TO BENEFIT FROM SUCH INVESTMENTS GIVEN YOUR CURRENT INCOME AND TAX SITUATION.

At-Risk Analysis, Non-qualified, Non-recourse financing: A partnership must be "At Risk" with respect the funds used to complete the rehabilitation and cannot use "non-qualified, non-recourse financing" to fund the improvements (i.e. a loan-form an affiliate) to fund qualified rehabilitation expenditures. To the extent it does so, the credit base of the property may be eroded, potentially reducing the amount of QREs and tax credits below the projected amount. If the Company is unable to obtain recourse or qualified non-recourse financing (i.e. from a bank) it may be forced to fund the project, in part, with non-qualified, non-recourse financing, which could reduce the amount of historic tax credits available.

Compliance with IRS Rev. Proc. 2014-12: The IRS has issued Revenue Procedure 2014-12 ("HTC Safe Harbor") which sets forth specific facts and circumstances by which the IRS will not challenge allocations of federal historic tax credits, including a prohibition on a "call" agreement, a prohibition on impermissible guarantees, upside and downside risk on the part of the Investor Member, and limitations on related party fees. Efforts have been made to comply with this HTC Safe Harbor, but there is no guarantee that the IRS would agree with such compliance, and in the event the IRS chose to challenge the structure and allocation of tax credits, the tax credits could be reallocated away from owners of the Shares (including retroactively) or could be recaptured.

Limited cash-on-cash return - In many cases tax credit investors will require a "floor" projected cash-on-cash return, sometimes just "positive" or in other cases as high as 3% or 5%, often evidenced by a third-party accountant's professionally prepared projections. Here, there are no accountant projections evidencing such a return adding risk that there might be no "cash-on-cash" return (despite the Priority Return paid to the Company by 3EMP).

Related Party negotiation of Investment Terms – E. Seth Wochensky is the President of SCA X, Inc. (the other member of 3EMP LLC) and the Manger of the Company. As such, E. Seth Wochensky largely determined the terms of the Company's investment in the Project without negotiation with another party. In other historic tax credit transactions, the investor and developer typically extensively negotiate such terms. This may cause returns to the purchaser of shares to be worse than a tax credit investment opportunity negotiated among third parties.

Lack of Accountant – Typically a third-party accounting firm, specializing in historic tax credits, will prepare detailed projections regarding distributions of cash flows and capital proceeds, allocations of profits, losses, and tax credits, capital account analysis, return analysis, operating proformas and sources and uses by time analysis, among other projection schedules designed to give tax credit investors comfort and certainty around the allocations of credits and potential cash returns. Purchasers of Shares in this offering will not benefit from such projections and risk numerous potential pitfalls from not being able to review such projections.

Basis Reduction from Federal Historic Tax Credit – A member in a limited liability company or partner in a partnership must reduce its basis in a partnership the year the asset is placed in service (not the year the credits are claimed). This can cause the partner or member's capital account to go "negative" in the event they have credits in excess of adjusted basis (i.e. capital contributions, plus allocations of debt basis, and allocations of profits. In the event a member's capital account goes negative, they will be unable to be allocated any additional losses (i.e. depreciation).

Deficit Restoration Obligation - to the extent a partner's capital account is negative when the company is liquidated, or they exit the company, they may be required to make a capital contribution to restore any deficit capital account balance (or otherwise would be unable to claim tax credits. Members should be aware of this limited deficit restoration obligation and reference the Operating Agreement of the Company (Section 4.03(B) and Schedule B) for more details.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

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- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guarantee that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital, it might sell Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell that other kinds of assets, like publicly traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the

Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE

RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Shares:

- There will be no public market for your Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- Under the LLC Agreement, Shares may not be transferred for the first 5 years after the building is placed in service.

- The Manager has the right to impose conditions on the sale of Shares, and these conditions might not be acceptable to you.

- If you want to sell your Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Shares until the Project is sold

No Registration Under Securities Laws: Neither the Company nor the Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in the State of New York, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C: REG CF INVESTMENT AGREEMENT

THREE EAST MAIN OWNERS, LLC

This is an Investment Agreement, entered into on _____ by and between Three East Main Owners, LLC (the "Company") and _____ ("Purchaser").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II.   The Company and its members are parties to an agreement captioned "THREE EAST MAIN OWNERS LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ [Number of Shares] "SHARES" for _____ [Purchase Price] (the "Shares").

2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.   **Governing Law**. Your relationship with us shall be governed by the internal laws of State of New York], without considering principles of conflicts of law.

11.   **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in the State of New York, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at artscafespringville@gmail.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate

that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

    17.1.   **No Transfer**. You may not transfer your rights or obligations.

    17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

    17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED:

Three East Main Owners, LLC.

By: _____

   E. Seth Wochensky, Manager

EXHIBIT D: LLC AGREEMENT

THREE EAST MAIN OWNERS LLC

OPERATING AGREEMENT

This Operating Agreement (this "Agreement") is entered into as of November 4, 2024 by and among THREE EAST MAIN OWNERS LLC, a New York limited liability company (the "Company"), E. SETH WOCHENSKY, an individual residing in the state of New York (the "Manager"), and the persons who purchase Shares (as defined below) following the date of this Agreement ("Investor Members"). Manager and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

The Members own all the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "operating agreement" of the Company within the meaning of NYS LLC Law §417.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the New York Limited Liability Company Law (the "LLC Law") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the LLC Law except that conflicts between provisions of the LLC Law and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the LLC Law may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "Three East Main Owners LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Managers.

1.3.   **Purpose**. The purpose of the Company shall be to raise capital in one or more offerings of Shares, acquire an interest in and manage Three East Main Property LLC, a New York limited liability company (the "Project Entity") pursuant to its Amended and Restated Operating Agreement (the "Project Operating Agreement") and engage in any related business or activities. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Only Investor Members shall be required to contribute capital to the Company. Manager shall not be required to contribute to the Company unless, and to the extent that, he chooses to become an Investor Member and make contributions as such. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. Manager or his affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by One Million (1,000,000) "Shares." The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.   **Preemptive Rights**.

3.2.1.   **In General**. Before issuing New Shares, the Manager shall notify each Investor Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Investor Member's *pro rata* number of New Shares (based on the respective Capital Contributions of the Investor Members), how the proceeds from the sale of New Shares will be used. Each Investor Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Investor Member wishes to purchase, if any. If an Investor Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Investor Member shall be deemed to have declined to purchase any New Shares.

3.2.2.   **Allotment**. If Investor Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Investor Member shall purchase the number of New Shares such Investor Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Investor Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Investor Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Investor Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Investor Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Investor Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Investor Members.

3.2.3. **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in in this section 3.2 to Investor Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities LLC Law of 1933. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Investor Members who are then "accredited investors" under 17 CFR §230.501(a).

3.3. **Purchase of New Shares by Manager and Affiliates**. Neither Manager nor his affiliates may purchase New Shares before using good faith efforts to sell such New Shares to unrelated third parties.

3.4. **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.5. **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.6. **Intentionally Omitted.**

3.7. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Distributions**.

4.1.1. **In General**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Available Cash to the Members *pro rata* in accordance with the number of Shares owned by each Member. For these purposes, the term "<u>Available Cash</u>" means the amount of cash available for distribution, in the sole discretion of the Manager, taking into account all income and all expenses of the Company, including but not limited to distributions received from the Project Entity, interest on interest-bearing accounts, amounts added to or released from reserve accounts, the cost of preparing tax returns and other financial information, legal fees, escrow fees, bank fees, and deposits.

4.1.2. **Special Tax Distributions**. In the event that the Company receives any Special Tax Distributions (as defined in the Project Operating Agreement) from the Project Entity pursuant to the Project Operating Agreement, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member within ninety (90) days their pro rata share of such Special Tax Distributions.

4.1.3.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.4.   **Other Classes of Interest**. If, pursuant to section 3.1, the Manager creates additional classes of limited liability company interest in the future, the holders of such additional classes shall have such rights to distributions as are set forth when such additional classes are created, notwithstanding section 4.1.

4.1.5.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.6.   **Other Rules Governing Distributions**. No distribution prohibited by the LLC Law or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution so prohibited shall return such distribution to the Company or otherwise be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

   5.1.   **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by E. Seth Wochensky as the "manager" within the meaning of the LLC Law. In that capacity E. Seth Wochensky is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Shares from time to time; (ii) issue Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Investor Members; (iii) make all decisions concerning the Project Entity and the Project Operating Agreement, in the Company's capacity as the Managing Member of the Project Entity; (iv) determine whether and when to exercise the option granted to the company pursuant to the agreement captioned "Put Option Agreement" by and among the Company, the Project Entity, and SCA X, Inc.; (vi) enter into joint ventures, leases and any other contracts of any kind; (vii) incur indebtedness, whether to banks or other lenders; (viii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Shares to investors, including legal and accounting expenses.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the LLC Law.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the LLC Law, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the LLC Law permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law, including but not limited to such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4. **Right of Inspection**.

      7.4.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

      7.4.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

      7.4.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

      7.4.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

      (a)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

      (b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

      (c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

      (d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

      (e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

      (f)   A representative of the Company may be present at any inspection of the Company's books and records.

      (g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

    8.1.   **Transfers by Investor Members**.

        8.1.1.   **In General**. An Investor Member (a "Transferor") may not sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Shares (the "Transferred Shares"), without or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

        8.1.2.   **First Right of Refusal**.

        (a)   **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

        (b)   **Special Rules**. The following rules shall apply for purposes of this section:

        (1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

        (2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

        (3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

        (4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3. **Application to Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a) A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities LLC Law of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a) (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5. **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as an Investor Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6. **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become an Investor Member if and only if all of the following conditions are satisfied:

(a) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities LLC Law of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company LLC Law of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers LLC Law of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of an Investor Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Investor Member, nor shall such Investor Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Investor Member shall become an assignee of the Investor Member pursuant to section 9.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights as well as any "dissenter's rights" actually available to such Member.

8.4.   **Drag-Along Right**.

8.4.1.   **In General**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company each Investor Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager.

8.4.2.   **Special Rules**. The following rules shall apply to any sale or other disposition pursuant to section 8.4.1:

(a)   If the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the Investor Members, would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company;

(b)   Each Investor Member shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties;

(c)   Each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Member, Investor Member, in connection with such sale or other disposition; and

(d) Each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company.

8.4.3. **Related Party Defined**. For purposes of this section 8.4, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.5. **Mandatory Redemptions**.

8.5.1. **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security LLC Law of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.5.2. **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.5.3. **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.5 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.6. **Fair Market Value of Assets**.

8.6.1. **In General**. For purposes of section 8.4 and section 8.5.3, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.6.2.   **Special Rules**.

(a)   **Designation of Representative**. If the Shares of more than one Investor Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.6.3.   **Cost of Appraisals**. The Company on one hand and the Investor Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.6.1. If a third appraiser is required, the parties shall share the cost equally.

8.7.   **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, an Investor Member who transfers a Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, or (ii) the determination of the Manager to dissolve.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article

Four.

9.2.3.   **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Investor Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6.   An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company LLC Law of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.14. Any amendment required by a lender, other than an amendment imposing personal liability on an Investor Member or requiring an Investor Member to make additional Capital Contribution; or

11.1.15. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Investor Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Investor Members, other than amendments described in section 11.3, shall require the consent of the Manager and Investor Members holding a majority of the Shares.

11.3. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1.   An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2.   An amendment that would require any Investor Member to make additional Capital Contributions; and

11.3.3.   An amendment that would impose personal liability on any Investor Member.

11.4. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Investor Members, the Manager shall notify each affected Investor Member (who may be all Investor Members, or only Investor Members holding a given class of Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Investor Members holding at least Twenty Percent (20%) of the Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If an Investor Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Investor Member does not respond for an additional ten (10) calendar days following the reminder such Investor Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Investor Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12.   **ARTICLE TWELVE: MISCELLANEOUS**

12.1.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3.   **Governing Law**. This Agreement shall be governed by the internal laws of New York without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the New York courts or the Federal courts located in or most geographically convenient to Buffalo, New York, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by New York law.

12.4.   **Waiver of Jury Trial**.   EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

12.11. **Legal Representation**. The Company and the Manager have been represented by Rogers Zabawa P.C. in connection with the preparation of this Agreement. Each Investor Member (i) represents that such Member has not been represented by Rogers Zabawa P.C. in connection with the preparation of this Agreement, (ii) agrees that Rogers Zabawa P.C. may represent the Company and/or the Manager in the event of a dispute involving such Investor Member, and (iii) acknowledges that such Investor Member has been advised to seek separate counsel in connection with this Agreement.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THREE EAST MAIN OWNERS LLC

By:_____

Name: E. Seth Wochensky

Title: Manager

_____

E. SETH WOCHENSKY

EXHIBIT E: SUMMARY FOR LLC AGREEMENT

Disclosure

This summary of the Three East Main Owners LLC operating agreement was generated using ChatGPT and reviewed by the Manager of Three East Main Owners LLC. While accuracy is a goal, you are encouraged to verify important information by reviewing the operating agreement in its entirety.

1. Company Structure & Purpose

- **Entity**: New York limited liability company.
- **Name**: Three East Main Owners LLC.
- **Purpose**: To raise capital through offering and sale of Shares, acquire an interest in Three East Main Property LLC ("Project Entity") and act as the manager or managing member of the Project Entity, and engage in related business activities.
- **Manager**: Seth Wochensky, with full control over operations, finances, and business decisions, subject to certain removal provisions.

2. Capital Contributions & Loans

- **Investor Members** must contribute capital when purchasing shares; the Manager is not required to contribute capital unless participating as an investor.
- Members are not obligated to make additional contributions or loans.
- **Loans** from the Manager or affiliates are allowed at the Manager's discretion and prioritized for repayment before member distributions.

3. Shares & Capital Accounts

- The Company has **1,000,000 Shares**; new classes of shares may be created at the Manager's discretion.
- **Preemptive rights**: Existing members may purchase new shares pro rata before third parties.
- **Capital accounts** are maintained per IRS rules and adjust with contributions, income/loss allocations, and distributions.

4. Distributions & Allocations

- **Distributions**: "Available Cash" is distributed quarterly or as determined by the Manager, pro rata by Share ownership.
- **Special Tax Distributions** actually received from the Project Entity, a good faith effort will be made to distribute the proceeds to the members good faith.
- **Allocations** of income, loss, and other tax items follow cash flow and pro rata ownership of shares and aim to align with capital account balances.

5. Management

- **Sole Manager**: Seth Wochensky, with authority including issuing Shares, causing the Company to manage the Project Entity, incurring debt, determining distributions, and dissolving the Company.
- **Members** do not have management rights.

6. Legal Protections

- **Exculpation & Indemnification**: The Manager and affiliates ("Covered Persons") are protected from liability except in cases of fraud or willful misconduct and are entitled to indemnification.
- Members waive all fiduciary duties not explicitly stated in the Agreement.
- Members agree to maintain confidentiality and waive certain rights including jury trial and appraisal rights.

7. Books, Records & Tax Matters

- Financials and tax filings are the responsibility of the Manager.
- Members can inspect records for bona fide purposes but are subject to strict limitations.
- The Manager serves as the **Company Representative** for tax matters and audits, with broad authority.

8. Transfers & Redemptions*

- **Transfers** of Shares require Manager approval and may trigger rights of first refusal and other limitations or prohibitions, including the need for an opinion of counsel.
- **Drag-Along Rights**: Members must sell their Shares if the Manager approves a sale of the entire company.
- **Mandatory Redemptions**: Allowed if required by ERISA compliance or other business reasons, generally at 90% of fair market value.
- Members can withdraw with 90 days' notice but receive no buyout.

*In addition to the limitations set forth in the Operating Agreement, members should consider regulatory prohibitions on transferring their shares before one year has passed.

9. Dissolution & Liquidation

- Triggered by Manager decision or one year after asset sale.
- Manager oversees orderly liquidation with distributions according to Article Four.

10. Miscellaneous

- **Amendments**: The Manager can unilaterally amend the Agreement for various administrative and compliance reasons. Other amendments require majority or unanimous Investor Member consent depending on impact to those investors.
- Communications and agreements are conducted electronically, and this Agreement is governed by New York law.

EXHIBIT F: FINANCIAL STATEMENTS

Three East Main Owners, LLC

Independent Accountant's Report

December 31, 2024



Adamchick CPA PC

12 North Buffalo Street Springville, New York 14141   716.202.1967

June 27, 2025

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Trustees of

Three East Main Owners, LLC

Springville, NY 14141

I have reviewed the internal control policies and procedures of Three East Main Owners, LLC (the Partnership) as of June 27, 2025. Management is responsible for establishing and maintaining effective internal controls to safeguard the Partnership's assets and ensure the accuracy and reliability of its financial reporting.

My responsibility is to express an opinion on the effectiveness of the Partnership's internal controls based on our examination. Our review was conducted in accordance Statements on Standards for Attestation Engagements (SSAE) promulgated by the Accounting and Review Services Committee of the AICPA, , which require that we plan and perform the examination to obtain reasonable assurance about whether effective internal controls are maintained in all material respects. An internal control system is designed to provide reasonable, but not absolute, assurance regarding the achievement of objectives in areas such as financial reporting, compliance with laws and regulations, and the safeguarding of assets because of inherent limitations, including the possibility of human error or circumvention of controls.

Based on our review, in our opinion, the Partnership has created effective internal controls as of December 31, 2024, in all material respects, to provide reasonable assurance regarding the achievement of the Partnership's objectives related to financial reporting and safeguarding of assets.

Mark L. Adamchick

Adamchick CPA P.C.
Springville, NY 14141

Three East Main Owners, LLC

Balance Sheet
June 27, 2025

ASSETS

Current Assets		
Checking/Savings		
Checking	$	0
Total Checking/Savings		0
Other Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES & EQUITY

Liabilities		
Current Liabilities	$	0
Long Term Liabilities		0
Total Liabilities		0
Equity		
Class A Membership		0
Class C Membership		0
Total Equity		0
TOTAL LIABILITIES & EQUITY	$	0

Three East Main Owners, LLC
Statement of Operations and members' equity
For the Period of November 4 2024 through June 27, 2025

Income		
Interest	$	0
Total Income		0
Expense		
Interest Expense		0
Total Expense		0
Net Income	$	0

Three East Main Owners, LLC

Notes to the financial statements.
As of and for the Period of inception through June 27, 2025

1   NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Three East Main Owners (TEMO) is a New York LLC partnership that was created on November 4, 2024 to assist the Springville Center for the Art's create and develop properties in the village of Springville New York.

To Date there has been no financial activity to report or review.

EXHIBIT G: COMMUNITY SHAREHOLDER SURVEY



Community Shareholder Survey

In 2024, Art's Cafe management undertook an digital survey to help guide future planning efforts. The results of the responses from shareholders are as follows:

How often do you visit the Cafe?

- More than once per week
- Once per week
- Less than once per week
- Less than once per month
- Try for once a week, but more often in the winter than summer.
- sometimes several times a week but at least once a week.
- Twice per month

20%
13.3%
46.7%

The Cafe is currently closed on Tuesdays. If we were to open on Tuesday, would this:

- Increase your visits to the Cafe?
- Not change your visits to the Cafe?
- Well, it would offer a day we could consider visiting!

46.7%
46.7%


Which of the following options is most likely to increase your visits to the Cafe?
Earlier Morning Hours
Open Tuesday
Evening Specials like Pizza Pop-Up
40%
40%
20%

Similar results were shown from an expanded survey of both shareholder and non-shareholder customers. About 34% visit at least once/week, and 79% visit at least once/month. Over half (59%) answered that if the café were opened on Tuesdays, it would increase visits.

Comments from the wider survey highlighted the desire for a wider menu, but also shows that people from farther away enjoy visiting during the week. Another customer stated a desire for a more permanent display of handcrafted items that are typically only sold in December: "More side options for the menu or menu variety would be nice especially for events." "I hope the expanded café will house a permanent display of handmade crafts available for sale to customers and the public. (Similar to Petit Noel but year round)." "The Café has given the Springville people a wonderful place to pursue their artistic passions in a very friendly, affordable, and encouraging way." "I'm not exactly local (45 min drive from the northtowns) so I usually visit when there is music or another event. And I usually come mid-week because of conflicts with events in the Buffalo area on weekends."



Customer Survey

The results of the responses from non-shareholders are as follows:

How often do you visit the Cafe?

20.7%
41.4%
17.2%
17.2%
More than once per week
Once per week
Less than once per week
Less than once per month
Once a month

The Cafe is currently closed on Tuesdays. If we were to open on Tuesday, would this:

31%
58.6%
Increase your visits to the Cafe?
Not change your visits to the Cafe?
I work days, I have evenings off and love night cafes. Think Cafe Lena.
Not sure
not sure


Which of the following options is most likely to increase your visits to the Cafe?
Earlier Morning Hours
Open Tuesday
Evening Specials like Pizza Pop-Up
37.9%
44.8%
17.2%